March 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Aamira Chaudhry and Abe Friedman

Re:	The RMR Group Inc. Form 10-K for the Fiscal Year Ended September 30, 2021 Filed November 15, 2021 Form 8-K furnished on January 27, 2022 File No. 001-37616

Ladies and Gentlemen:

We respectfully submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”), received by a letter dated March 9, 2022, relating to the above-mentioned Current Report on Form 8-K (the “Form 8-K”) and Annual Report on Form 10-K (the “Form 10-K”).

The Staff’s comments with respect to our Form 8-K and Form 10-K have been reproduced below in italicized text. Our response thereto is set forth immediately following the reproduced comment.

Form 8-K Furnished January 27, 2022

Exhibit 99.1, page 1

1.	We note the following items in regards to your presentation of non-GAAP measures in your earnings release:
•
In the top section of your earnings release you highlight growth from the prior year for your “Adjusted Net Income” and “Adjusted EBITDA” measures without providing comparable impact disclosure from the prior year for the comparable GAAP measure presented.

•
You present a statement from your CEO highlighting your year over year increases in “adjusted earnings per share” and “Adjusted EBITDA” without providing similar statements regarding your comparable GAAP measures.

Response: We respectfully acknowledge the Staff’s comments and will revise future filings to provide disclosures with equal or greater prominence for the most directly comparable GAAP measure wherever any non-GAAP measure is presented. In this regard, when providing comparisons to prior periods for adjusted net income and Adjusted EBITDA, we will provide comparisons to prior periods for net income. When providing comparisons to prior periods for adjusted earnings per share, we will provide comparisons to prior periods for earnings per share.

March 16, 2022

•	You discuss “adjusted earnings per share” without providing a reconciliation to the comparable GAAP measure and a statement on how this measure provides useful information to investors.

Response: As noted in the Staff’s comment, “adjusted earnings per share” is referred to in a statement from the CEO within Exhibit 99.1 of our Form 8-K. We respectfully advise the Staff that “adjusted earnings per share” is equivalent to “adjusted net income attributable to The RMR Group Inc.” per diluted share and is a term used to be consistent with the colloquial nature of the CEO’s quote. A reconciliation of “adjusted net income attributable to The RMR Group Inc.” per diluted share to “net income attributable to The RMR Group Inc.” per diluted share, the most directly comparable GAAP measure, is presented within the tables on page 8 of Exhibit 99.1 of the Form 8-K.

In response to the Staff’s comment, we will revise future filings to define any colloquial terms used to represent non-GAAP measures, including that “adjusted earnings per share” is a per share measure of “adjusted net income attributable to The RMR Group Inc.” Additionally, we will expand our discussion of the usefulness of non-GAAP measures to investors to include any such measures presented on a per share basis, including adjusted net income attributable to The RMR Group Inc. per diluted share.

•	You reconcile “Adjusted EBITDA Margin” to Operating Margin as the most directly comparable GAAP measure, however “Adjusted EBITDA” is reconciled to Net Income.
Please revise or advise accordingly. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment and will revise future filings to remove the calculation of Operating Margin and instead provide the calculation of Net Income Margin as the most comparable GAAP measure to Adjusted EBITDA Margin.

Form 10-K for the Fiscal Year Ended September 30, 2021

Item 15. Exhibits and Financial Statement Schedules, page F-1

2.
We note from your disclosure in “Note 5. Related Party Transactions,” that a significant portion of your revenues are earned from related parties. Please tell us what consideration was given to disclosing related party amounts on the face of your Consolidated Statements of Income. Refer to Rule 4-08(k) of Regulation S-X.

Response: We respectfully advise the Staff that substantially all (i.e., 99.9% for the fiscal years ended September 30, 2021, 2020 and 2019) of the revenues of The RMR Group Inc. are earned from related parties. Revenues from unrelated parties are disclosed in the table under the caption “Revenues from Related Parties” in Note 5. Related Person Transactions. As the revenues earned from unrelated parties are insignificant, we respectfully submit to the Staff that separate presentation of such amounts on the face of the financial statements would not be useful to investors and, as such, the requirements of Rule 4-08(k)(1) of Regulation S-X, “Amounts of related party transactions should be stated on the face of the balance sheet, statement of comprehensive income, or statement of cash flows” have been met.

March 16, 2022

If you have any questions or concerns, or require additional information, please call me at (617) 796-7684.

Sincerely,

/s/ Matthew P. Jordan
Matthew P. Jordan
Executive Vice President,
Chief Financial Officer and Treasurer
The RMR Group Inc.

cc:	Faiz Ahmad
Skadden, Arps, Slate, Meagher & Flom LLP